April 2, 2018

United States

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Larry Spirgel

Assistant Director,

AD Office 11 – Telecommunications

Attn: Courtney Lindsay

Staff Attorney

T: (202) 551-7237

Re:	Focus Universal Inc.
Registration Statement on Form S-1
Filed November 4, 2016
File No. 333-214455

Dear Messrs. Spirgel and Lindsay:

We are counsel for Focus Universal Inc. (the “Company”). This correspondence is to inform you that the Company intends to file amendment No. 2 to the Registration Statement on Form S-1 filed on November 4, 2016 as soon as reasonably practical with audited financial statements for years ended December 31, 2017 and 2016.

Thank you.

Respectfully,

WILSON & OSKAM LLP,

By: /s/ Gilbert J. Bradshaw

Gilbert J. Bradshaw

Esq. Of Counsel

9110 Irvine Center Drive, Irvine, CA 92618
353 W. 48th Street, Suite 340 New York, NY 10036
www.wilsonoskam.com